Technest Holdings, Inc. One McKinley Square- Fifth Floor Boston, MA 02109 Tel: (617) 722-9800 Fax: (617) 722-9809 May 24, 2006 VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Mail Stop 6010 Washington D.C. 20549 Attention: Peggy A. Fisher Adélaja K. Heyliger

Re:	Technest Holdings, Inc. Registration Statement on Form SB-2 filed December 22, 2005 Amendment No. 1 to Registration Statement on Form SB-2 filed January 6, 2006 File No. 333-130617

Ladies and Gentlemen:

In response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Ms. Peggy A. Fisher’s letter of February 2, 2006 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”), we are submitting, on behalf of Technest Holdings, Inc. (“Technest” or the “Company”) Amendment No. 2 to the Registration Statement and the information set forth below in response to the Staff’s Comment Letter. To assist you in your review, we have included the text of the comments in italics before Technest’s response.

U.S. Securities and Exchange Commission
May 24, 2006

Form SB-2

COMMENT

1.	Please delete the shares you are attempting to register for resale that are held by Markland, which currently holds 98% of your common stock. See Rule 415(a)(1)(i).

RESPONSE

In accordance with the guidance given to us by the Staff, we have deleted all of the shares of Technest Common Stock held by Markland from the Registration Statement.

COMMENT

2.
We note your disclosure in the Footnote 5 to the Fee Table and the Explanatory Note that you are attempting to register for resale 133,334 shares that may become issuable in satisfaction of liquidated damages arising from your registration rights agreements with the selling shareholders. Please provide us with your analysis as to why you believe it is appropriate to register for resale shares that have not been, and may not be, issued to the selling shareholders.

RESPONSE

The Company is of the view that while the liquidated damages shares have not been issued, and may never be issued, it is appropriate to include them in the Registration Statement.  Under the terms of the Registration Rights Agreement dated February 14, 2005 (the “Registration Rights Agreement”) with certain of the Selling Stockholders (the “Investors”), in the event the effectiveness of the Registration Statement is either delayed or suspended for certain periods (a “Triggering Event”), the Company is required to pay liquidated damages to the Investors.  The Registration Rights Agreement further required the Company to register all shares which may be issued in satisfaction of liquidated damages (the “Liquidated Damages Shares”) arising under the Registration Rights Agreement. Initially, the Company had the option of paying the liquidated damages in either cash or stock but the stock has to be subject to an effective registration statement.  On October 3, 2005, the Investors and the Company entered into Amendment No. 1 to the Registration Rights Agreement (“Amendment No. 1”), which provides that all liquidated damages accrued shall be paid in shares of the Company’s common stock.

U.S. Securities and Exchange Commission
May 24, 2006

Under the terms of the Registration Rights Agreement, the Company granted to the Investors a contingent right to receive the Liquidated Damages Shares.  Whether or not this contingent right becomes fixed is entirely dependent upon events outside of the control of the Investors.  In addition, under the terms of the Registration Rights Agreement, the issuance of the Liquidated Damages Shares neither requires nor permits any volitional act on the part of the Investors or the Company.  If the Trigger Event occurs, the Company must issue, and the Investors must accept, the amount of Liquidated Damages Shares specified in the Registration Rights Agreement, as amended by Amendment No. 1.  Accordingly, to the extent the issuance of the Liquidated Damages Shares would, should such issuance occur, involve a “sale” for Securities Act purposes, the “sale” should be deemed to have been completed at the time the Investors became irrevocably bound to accept the Liquidated Damages Shares, subject only to conditions outside their control.

COMMENT

3.	Tell us how you calculated the good faith estimate of the number of shares being registered that “may become issuable” as liquidated damages.

RESPONSE

Pursuant to the Registration Rights Agreement, as amended, dated February 15, 2005, Technest is required to pay liquidated damages, in the event a registration statement is not filed or is not kept effective, at a rate of 4% of the initial subscription amount. Such liquidated damages are to be paid in shares of Technest common stock and the common stock is to be valued at ninety (90%) percent of the average of the trailing five (5) trading days' closing prices before the payment.

In calculating the number of shares that may become issuable as liquidated damages, we assumed that various events (such as the release of new audited financial statements, or any fundamental change of the information in the registration statement) might occur that would require us to suspend the effectiveness of the registration statement. We also assumed that such events would not, in the aggregate, require a suspension lasting greater than two months. Therefore, we calculated the number of shares, based on the five day trailing closing price of our common stock on April 28, 2006, that would be payable as liquidated damages under the registration statement for a two-month suspension of the effectiveness of the registration statement.

COMMENT

Summary Historical Consolidated Financial Information, page 2

4.
Please note that summary historical consolidated financial information is not required for this Form SB-2. If you elect to continue to present summary historical consolidated financial information, the information presented should conform to Item 301 of Regulation S-K. In this regard, please note that the financial information presented on the table should be derived from the historical audited financial statements included in this filing and should include each of the last five years.

U.S. Securities and Exchange Commission
May 24, 2006

RESPONSE

We have removed the summary historical consolidated financial information as that information is not required in a Form SB-2 registration statement.

COMMENT

5.	In addition, please revise to clearly label interim financial information as unaudited.

RESPONSE

Per Comment 4, we have deleted the summary financial information.

COMMENT

6.
We note that you have presented your unaudited pro forma operating results for the year ended June 30, 2005 in this summary historical consolidated financial information section. If you elect to continue to provide the unaudited pro forma financial statements in this section, you should revise to provide full pro forma financial statements in accordance with Item 301(4) of Regulation S-B. Please revise or, alternatively, remove the pro forma financial summary financial information from this section,

RESPONSE

Per Comment 4, we have deleted the summary financial information.

COMMENT

Risk Factors, page 3

7.	Please eliminate the third and fourth sentences of the introductory paragraph and revise as necessary to include a discussion of all material risks in the Risk Factors section.

RESPONSE

The sentences in the introductory paragraph have been eliminated. We believe that the Risk Factors section does include a discussion of all material risks.

COMMENT

General

8.
Please include a risk factor that addresses the risks associated with the fact that shares of your common stock owned by Markland are among the assets that would be available to satisfy any liabilities in the various legal actions, proceedings and claims pending against Markland. We refer you to your disclosure on page 26.

U.S. Securities and Exchange Commission
May 24, 2006

RESPONSE

We have added a risk factor on page 10 to address the risks associated with the fact that Markland’s shares would be available to satisfy any liabilities in various legal actions against Markland. We have also included similar disclosure when discussing the particular lawsuits that give rise to these potential liabilities.

In accordance with our response to Comment 1, we have deleted the disclosure on page 26 relating to Markland as Markland is no longer a selling stockholder.

COMMENT

We have a history of operating losses, page 3

9.	Please disclose the amount of your accumulated deficit as the most recent practical date.

RESPONSE

The amount of our accumulated deficit as of the most recent practical date has been disclosed.

COMMENT

Our largest customers..., page 6

Government contracts contain..., page 7

10.	Revise to specifically address provisions in your existing contracts that create business risks, rather than discussing generically what provisions government contracts “may” have.

RESPONSE

We have revised the risk factor to address the specific provisions in our Government contracts.

COMMENT

11.	Explain in more detail the “performance issues” you have experienced and continue to experience, and explain how these have affected your business operations.

U.S. Securities and Exchange Commission
May 24, 2006

RESPONSE

After reviewing the risk factor more closely and upon assessing our actual experiences, we realized that the reference to “performance issues” was inadvertent and not appropriate to highlight as a risk. To date, we have not experienced material performance issues worthy of noting in a risk factor. Any issues that we have had have been in the ordinary course and therefore, in light of our experiences, we have deleted this reference in the risk factor.

COMMENT

Unfavorable government audit results..., page 10

12.	Please expand to disclose whether you have experienced any adverse consequences as a result of government audits.

RESPONSE

We have expanded the disclosure to state that we have not experienced any material adverse consequences as a result of government audits.

COMMENT

13.	This risk is duplicated in its entirety on page 11. Please revise.

RESPONSE

The duplicated risk factor has been deleted.

COMMENT

We are a majority owned subsidiary of Markland..., page 11

14.	Please reconcile the percentage in the first sentence with the disclosure elsewhere in the prospectus.

RESPONSE

With regard to Markland’s current holdings, Markland does own 85% of Technest’s currently outstanding shares. The percentages elsewhere in the prospectus relate to Markland’s ownership percentage at the time of the transaction with Technest back in February 2005.

U.S. Securities and Exchange Commission
May 24, 2006

COMMENT

Technest’s executive officers and directors will not spend full time operating our business, page 11

15.
Please expand your risk factor disclosure to discuss the risks associated with actual or potential conflicts of interest created by the fact that that your directors and officers are also directors and officers of other companies, including Markland. We refer you to your Cross Directorship disclosure on page 26.

RESPONSE

As of March 13, 2006, Mr. Tarini resigned as the Chief Executive Officer and Chairman of the Board of Technest. Also on that date, Dr. Mackin resigned as the President/Chief Operating Officer and director of Markland. On March 15, 2006, Technest elected three new directors to its board which satisfy the “independence” standards of the National Association of Securities Dealers. We have revised the risk factor disclosure in light of the recent changes to focus on the issue of the overlapping officer and director with Markland.

COMMENT

Use of Proceeds, page 16

16.	Please expand your disclosure to include brief description of how you intend to use the proceeds received from the exercise of outstanding warrants.

RESPONSE

We have expanded our disclosure to state that we will use the proceeds received from the exercise of outstanding warrants, to the extent there are any, for our working capital.

COMMENT

Transactions with our Selling Stockholders, page 23

17.
Revise the italicized introductory paragraphs under this caption to clarify that your discussion includes the material terms of each agreement you describe, rather than “selected information,” and expand, if necessary, to discuss all the material terms.

RESPONSE

The introductory paragraphs have been revised to clarify that the discussion includes all material terms.

U.S. Securities and Exchange Commission
May 24, 2006

COMMENT

Relationship with Markland Technologies, Inc., page 25

18.	Confirm that you will file a registration statement to cover the shares that Markland purportedly intends to distribute to its shareholders.

RESPONSE

We confirm that we will file a separate registration statement to cover the Technest shares that Markland intends to distribute to its shareholders.

COMMENT

19.	Revise the disclosure in view of our Comment 1.

RESPONSE

As Markland is no longer a selling stockholder (per Comment 1), we have deleted this section of the prospectus.

COMMENT

20.	In view of the risk to your shareholders, expand to discuss the current pending litigation against Markland.

RESPONSE

As Markland is no longer a selling stockholder, we have deleted this section of the prospectus and have addressed the issues related to Markland’s ownership in the Risk Factor section and elsewhere in the prospectus where litigation is referenced.

COMMENT

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

21.	Please revise the introductory paragraph to reflect the inclusion of your results for the three months ended September 30, 2005.

RESPONSE

The introductory paragraph has been revised to reflect the inclusion of our results for the quarter and the nine months ended March 31, 2006.

U.S. Securities and Exchange Commission
May 24, 2006

COMMENT

Six months ended June 30, 2005 compared with six months ended June 30, 2004, page 27

22.	Please expand your disclosure throughout this section to provide more complete information. For example, what products contributed to your revenues?

RESPONSE

We have revised our disclosure accordingly.

COMMENT

Three months ended September 30, 2005 compared to the three months ended September 30, 2004, page 28

Revenue, page 28

23.	Please disclose the amount of revenue generated during this three month period from sales to EOIR. See our previous Comment regarding more detailed information for your operating results.

RESPONSE

In response to your Comment 40, we have restated our financial statements to consolidate EOIR from February 14, 2005. As a result, all intercompany revenue, including any between EOIR and Genex, has been eliminated in consolidation for the nine months ended March 31, 2006 and 2005. Therefore, we have concluded that no additional disclosure is required.

COMMENT

24.
You state that the increase in revenue between the periods was due to the acquisition of Genex in February 2005 and an increase in product breadth of EOIR. Please revise to quantify the effects of the Genex acquisition on your results of operations. In addition, revise the filing to discuss the new products introduced by EOIR and quantify the effects of any significant new introductions. Finally, revise to provide greater discussion of the prospects for the future in accordance with Item 303(b) of Regulation S-B. Please note this Comment also applies to your revised MD&A discussion for June 30, 2005 and prior periods.

RESPONSE

We have revised the disclosure to quantify the effects of the Genex acquisition on our results of operations. In addition, we have quantified the effects of the increase in revenue as a result of the acquisition of EOIR in August 2005 as restated to February 14, 2005 (see response to Comment 40). At this time, we are not certain of our prospects and therefore, deem it inappropriate to expand such discussion.

U.S. Securities and Exchange Commission
May 24, 2006

COMMENT

25.
You state that the change in gross profit margin between the periods is due to the mix of service revenues. Revise to explain in greater detail how the mix of service revenues has changed between the periods and also how your service revenues impact your gross profit margins. Please note this Comment also applies to your revised MD&A discussion for June 30, 2005 and prior periods.

RESPONSE

The gross profit margins allowed by our Government customers vary depending on the type of services performed depending on the degree of complexity and involvement in performing the service.

COMMENT

26.
You state that the decrease in selling, general and administrative expenses is due to lower management fee charges in 2005. We note that these fees are paid to your parent company. Please tell us and revise the filing to discuss how the management fees are determined and whether the decline in fees from 2004 to 2005 represents a trend, please note this Comment also applies to your revised MD &A discussion for June 30, 2005 and prior periods.

RESPONSE

These management fees are for administrative support services, engineering services and services rendered by executive officers of Markland who also functioned as executive officers of the Company. As stated in the Management’s Discussion and Analysis, these management fees are expected to terminate by March 31, 2007 as Technest develops its own internal resources. We have revised our disclosure accordingly.

COMMENT

Liquidity and Capital Resources, page 30

27.	Please disclose here and in the last risk factor on page 3 whether your existing resources and cash generated from operations will be sufficient to meet your needs for at least the next 12 months.

U.S. Securities and Exchange Commission
May 24, 2006

RESPONSE

We have revised our disclosure accordingly.

COMMENT

Legal, page 31

28.	Please update the disclosure here and in the Legal Proceedings section of the prospectus regarding the H&H Acquisition Corp. and EOIR/Moulton litigation.

RESPONSE

To the extent possible, we have updated our disclosure.

COMMENT

Critical Accounting Policies, page 32

-	Research and Development

29.
Please revise to discuss the significant estimates and assumptions involved in determining the amounts recorded as expense for in-process research and development in connection with acquisitions. Discuss how and why these estimates bear risk of change. Refer to Part V of SEC Release 33-8350 for additional guidance.

RESPONSE

We have revised our disclosure accordingly.

COMMENT

-	Revenue Recognition

30.
We note that your revenue recognition policies require you to make significant estimates with respect to total estimated contract costs and/or total estimated contract hours. Please revise to discuss these significant estimates. Discuss why these estimates bear risk of change. Analyze, to the extent material, such factors as how you arrived at the estimates, how accurate the estimates have been in the past, how much the estimates have changed in the past, and whether the estimates are reasonably likely to change in the future. Refer to Part V of SEC Release 338350 for additional guidance.

RESPONSE

We have revised our disclosure accordingly.

U.S. Securities and Exchange Commission
May 24, 2006

COMMENT

Business, page 34

31.	In the first paragraph on page 34, provide more detailed information regarding the acquisition of Genex.

RESPONSE

Given the extensive disclosure of the Genex acquisition under the caption “The Acquisition of Genex Technologies, Inc.” and in an effort to avoid duplication, we have provided a cross-reference to that section.

COMMENT

Remote Sensor Systems and technologies For Military and Intelligence Applications, page 35

32.
We note your disclosure on the top of page 36 that the most significant source of your revenue is generated by the Omnibus Contract. Please disclose whether you retain the rights to the products developed under this contract. We note your disclosure on page 8 that such government contracts can grant the Government claim rights to systems you develop. Quantify the percentage of your revenues attributable to this contract.

RESPONSE

We have revised our disclosure accordingly.

COMMENT

33.
It appears that ipPartners, a company owned by your CEO, also competes in the same industry. If so please provide appropriate disclosure in this section and appropriate risk factor disclosure regarding the actual or potential conflict of interest. Also disclose whether you have subcontracted, or plan to subcontract work to ipPartners. We refer you to your disclosure in the first paragraph on page 36.

RESPONSE

Currently, ipPartners and Technest are in two different markets. ipPartners utilizes remote acoustic sensing technology to sense water depth and marine geophysical sediment properties for applications which are all exclusively water borne. Technest utilize electro optic wavelengths ranging from visible light to thermal and radar to remote sense a multitude of properties for applications which are all exclusively land borne. We have not subcontracted and currently do not intend to subcontract work to ipPartners. Given Mr. Tarini’s resignation as CEO and Chairman of the Board of Directors and the fact that we have no intention of subcontracting to ipPartners, we do not believe that it is appropriate to highlight his company in this section.

U.S. Securities and Exchange Commission
May 24, 2006

COMMENT

Employees, page 39

34.	Disclose how many employees are employed by each subsidiary.

RESPONSE

We have made the necessary disclosure.

COMMENT

The Acquisition of Genex Technologies. Inc., page 39

35.
We note your disclosure in the first paragraph on page 40 of your assertion that Mr. Geng omitted material representations, and as a result, you have not issued and do not intend to issue certain merger consideration. Please update us as to the status of your dispute with Mr. Geng. Disclose the penalties/ liabilities you may be subject to for not issuing the merger consideration and for terminating Mr. Geng’s employment contract, and provide appropriate risk factor disclosure.

RESPONSE

At this time, neither party has initiated a lawsuit against the other. We are currently evaluating our options as to how best to proceed against Mr. Geng. With regard to penalties, there are no contractual penalties in place. With regard to liabilities to which we may be subject to for not issuing the merger consideration, Mr. Geng could seek damages against Technest for the amount of the promissory note ($550,000) plus accrued interest of 6% per year. Given certain government investigations of Mr. Geng (unrelated to our transaction with him), we do not believe that Mr. Geng will initiate a lawsuit against us and if he did, we do not believe that it would pose a material risk to the Company. Therefore, we believe it is unnecessary to have separate risk factor disclosure.

With regard to our liability under the employment agreement, we disclaim the validity of the employment agreement as we believe that we were fraudulently induced to enter into it and further even if the agreement were valid, we terminated Mr. Geng for cause as such term is defined in the employment agreement. Therefore, we believe that we are not subject to any liability for claims under his employment agreement as a termination for cause would not require any further payments.

U.S. Securities and Exchange Commission
May 24, 2006

COMMENT

Technest Financing of Genex Acquisition, page 41

36.	Please include a brief description of the conditions that gave rise to the issuance of shares as liquidated damages. We refer you to your disclosure in the third paragraph on page 42.

RESPONSE

Liquidated damages are triggered (i) if Technest fails to meet (a) the relevant filing date, which was April 30, 2005, (b) the relevant effective date, which was June 29, 2005, or (ii) for failure to keep the registration statement effective. If any of these conditions are met, Technest is required to issue shares of its common stock as liquidated damages. We have revised the disclosure to insert the relevant dates.

COMMENT

Legal Proceedings, page 43

37.	To the extent feasible, please quantify the relief sought in the described litigation. Also disclose any recent developments in these proceedings.

RESPONSE

To the extent feasible we have quantified the relief sought in the described litigation and have disclosed any recent developments. Unfortunately, in some of these cases, the plaintiffs have not quantified the relief they are seeking.

COMMENT

Directors and Executive Officers, page 44

Compensation of Directors and Executive Officers, page 47

38.
Please file as an exhibit to the registration statement the agreement pursuant to which Technest has agreed to pay Markland $250,000 per quarter for the services of its executive officers. We refer you to your disclosure in Footnote 1 to the Summary Compensation Table.

RESPONSE

At the time of Technest’s acquisition of EOIR, Markland and Technest did not have a written agreement as to the payment of these fees. On March 13, 2006, Markland and Technest entered into a Stockholder Agreement which provides for the payment of these services going forward. The Stockholder Agreement was filed as an exhibit to Technest’s current report on Form 8-K filed on March 17, 2006 and is incorporated into the registration statement as Exhibit 10.27.

U.S. Securities and Exchange Commission
May 24, 2006

39.	Revise the compensation table to reflect what amount each is paid by Markland from the payments the registrant made for the services of the named individuals.

RESPONSE

The amount paid by Technest to Markland was for more than just services of its executive officers. It also included administrative services, such as legal and accounting functions. Therefore, we can not precisely state which amount was paid for the services of a particular individual.

COMMENT

Technest Holdings, Inc. Consolidated Financial Statements

40.
We note that you completed the acquisition of EOIR Technologies, Inc. on August 17, 2005 and that the acquisition has been presented in your unaudited interim financial statements as of September 30, 2005 as though the acquisition had occurred in the beginning of that period (July 1, 2005). Finally, we note that you have not retroactively restated your financial statements for prior fiscal years to present the financial statements as though the transaction occurred as the beginning of the periods. Please revise the registration statement to provide a complete set of restated financial statements giving retroactive effect to the transaction. The accounting for the acquisition of an entity under common control should resemble the accounting for a pooling of interest. Please note that no amendment to your Form 10-KSB as of June 30, 2005 is necessary. Refer to paragraph D17 of SFAS 141.

RESPONSE

In response to your Comment and subsequent Staff discussions, we have retroactively restated the financial statements to include EOIR from the date that Technest became a member of Markland’s control group, which was February 14, 2005.

COMMENT

Note 2. Summary of Significant Accounting Policies, page F-13

-	Impairment of Intangible Assets, page F-16

41.
Please revise your policy disclosure to explain the concept of reporting units and to identify yours. In addition, tell us how your conclusions regarding reporting units are consistent with the guidance in paragraph 30-31 of SFAS 142. Please note that a reporting unit may be a level below an operating segment. The disclosure in the filing should support your conclusions as well.

U.S. Securities and Exchange Commission
May 24, 2006

RESPONSE

We have determined that our business is comprised of two operating segments as defined in paragraph 10 of SFAS 131 (see response to Comment 51 below). The operating segments are represented by the businesses of EOIR and Genex. In order to determine our reporting units, we examined each of our operating segments for the existence of any components, as defined in paragraph 30 of SFAS 142. Since discrete financial information is available and reviewed regularly by management at the operating segment level, we concluded that each of our operating segments had only a single component. Accordingly, and in accordance with paragraph 30 of SFAS 142, we have deemed each of our operating segments to be a reporting unit.

COMMENT

Note 3. Acquisitions, page F-17

42.
We note that you have not issued and do not intend to issue the promissory note due to Mr. Geng in connection with this acquisition. You state that Mr. Geng omitted material representations from, the Merger Agreement. Please tell us and revise the filing to address the following:

•	Disclose the nature of the material representations omitted by Mr. Geng.

•	Tell us how you considered these facts in determining that there were no indicators of impairment of the goodwill or intangibles recorded in connection with the acquisition of Genex.

•
Revise to disclose if Mr. Geng has made any claims to you regarding the payment of the promissory note. In this regard, please also clarify for us whether you have reached an agreement with Mr. Geng regarding the nonpayment of this note.

•
Tell us how you have considered this $550,000 in your purchase accounting entries. It appears that this amount is not included in the total purchase consideration used for the purchase price allocation. Tell us why you believe it is appropriate to remove this amount from the total consideration.

•	In addition, tell us why you believe it is appropriate to exclude this liability on your balance sheet. Tell us how you have considered paragraph 17 of SFAS 5.

U.S. Securities and Exchange Commission
May 24, 2006

RESPONSE

We have disclosed the general nature of the material misrepresentations made by Mr. Geng.

According to paragraph 8 of FAS 144, long-lived assets including amortizable intangible assets “shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable”. The most significant misrepresentations and other issues noted were identified by us prior to having completed the purchase price allocation for the acquisition of Genex. Therefore, to the extent considered necessary, these factors were taken into account in the intial purchase price allocation. Therefore, we did not consider there to have been “events or changes in circumstances” subsequent to that triggering a test for recoverability and consequently there was deemed to be no impairment of the amortizable intangible assets.

With respect to the goodwill impairment analysis, these facts were taken into account in our annual impairment test of goodwill which is done in the fourth quarter of our fiscal year. To the extent considered necessary, in the first step impairment analysis of goodwill as described in paragraph 19 of SFAS 142, we took into account in our fair value estimate of Genex the material misrepresentations made by Mr. Geng as well as the other information we obtained through operation of the business from February 14, 2005. During that period of operation, we communicated with all of Genex’s government customers to proactively correct contractual deficiencies. In addition, we considered the SEC guidance provided at the Thirtieth Annual AICPA SEC Conference by Michael S. Thompson which indicated the Staff’s view that an immediate impairment of acquired goodwill in a business combination is possible, but is expected to be a rare occurrence. Since the acquisition Genex took place on February 14, 2005 and we performed our first annual impairment test in our fiscal fourth quarter ended June 30, 2005, we did not consider an event sufficient to require a separate impairment test of goodwill to have taken place as a result of the material misrepresentations.

We have revised our disclosure to indicate that Mr. Geng has not attempted to collect on the promissory note. To date, we have not reached any agreement with Mr. Geng regarding this note.

We considered the issuance of the $550,000 unsecured promissory to be contingent consideration. The executed promissory note was never actually issued to Mr. Geng. Therefore, we considered this situation to be akin to holding the promissory in escrow pending the resolution of the issues related to the material misrepresentations. In accordance with paragraphs 25-26 of SFAS 141, we disclosed the existence of the promissory note but did not include it in the purchase accounting. All facts obtained subsequent to the purchase accounting have supported our initial assessment that the likelihood of paying the $550,000 to Mr. Geng is remote. Mr Geng is no longer a resident of the United States and is under investigation by several US government agencies. In the 15 months since the acquisition of Genex by Technest, there has not been any communication from him disputing our position or attempting to collect on the promissory note.

U.S. Securities and Exchange Commission
May 24, 2006

COMMENT

43.
We note that your agreement with Genex provides for earn-out payments in the form of additional shares of Technest stock. Revise to disclose the potential amount of shares to be issued from this earn-out agreement and over what period these shares can be earned.

RESPONSE

We have revised our disclosure accordingly.

COMMENT

44.
We note that you use independent appraisers to value your purchase price allocations. If you elect to make reference to appraisers in your financial statements or elsewhere in the filing, please note that you are required to identify the appraisal firm as an “Expert” and include their consent in the registration statement. Alternatively, you may revise your disclosures to indicate that management is primarily responsible for purchase price allocations and that management considered a number of factors, including independent valuations.

RESPONSE

We have revised our disclosure accordingly.

COMMENT

45.
We note that you acquired research and development valued at $2.1 million as a result of your acquisition of Genex and you expensed this amount as in-process research and development expenses (IPR&D) in your consolidated statement of operations for the period ended June 30, 2005. Please revise to provide the following disclosures in the notes to your financial statements:

•	Disclose the appraisal method used to value IPR&D costs acquired;

•
Discuss all significant assumptions made and estimates used in determining the assigned values to each significant IPR&D project such as the risk adjusted discount rate applied to the project’s cash flows and period in which material net cash inflows from significant projects are expected to commence;

•	Describe each significant IPR&D project acquired; and

U.S. Securities and Exchange Commission
May 24, 2006

•	Present in tabular format the fair value assigned to each project acquired and projected costs to complete by project.

For each project, disclose in MD&A the status of the development, stage of completion at acquisition date, the nature and timing of the remaining efforts for completion, anticipated completion date, the date you will begin benefiting from the projects, the risks and uncertainties associated with completing development within a reasonable period of time and the risks involved in the IPR&D projects are not completed on a timely basis.

Additionally, in your MD&A in subsequent filings, provide a detailed discussion of the status of your efforts for completion of the R&D projects and the impact from any delays. Also, provide an explanation of material variations between projected results and actual results and how failure to achieve projected results impacted (or will impact) expected return on investment, future results and financial condition.

RESPONSE

We have disclosed the appraisal method used to value IPR&D costs acquired. We have also discussed all significant assumptions made and estimates used in determining the assigned values to our significant IPR&D projects.

The appraisal method used was Discounted Economic Income Computation Discount Rate.

The discount rate of 24 percent was developed from the Weighted Average Cost of Capital using the following assumptions:

WACC Equation

	WACC	=	SE(Kse)+ D(Kd)(1-t)

Where:	SE	=	Percentage Of Stockholder Equity	100%
	Kse	=	Return on Equity (Build-Up)	24%
	D	=	Percentage Of Capital Debt	0%
	Kd	=	Marginal Corporate Interest Rate	7%
	t	=	Marginal Corporate Tax Rate	40%
And:	WACC	=		24%

U.S. Securities and Exchange Commission
May 24, 2006

The return on stockholder equity was computed using the Build-Up Method:

Build-Up Equation

	Kse	=	Rf + Rp1 + Rp2 + Rp3

Where:	Rf	=	Risk Free Rate Of Return	4.5%
	Rp1	=	Equity Risk Premium	5.9%
	Rp2	=	Size Premium	4.0%
	Rp3	=	Additional Risk Premium	9.6%
And:	Kse	=		24.0%

Timing Of Cash Flows

Management provided a valuation firm a list of 25 projects in-house at the valuation date of which 11 were classified as IPRD. For each of the 25 projects, management provided a timeline for revenue generation for fiscal years 2006 to 2010.

Management also provided company-wide financial projections for fiscal years 2006 to 2010.

Using management’s projected timeline for revenue generation, appropriate expenses were allocated to the IPRD projects by the valuation firm.

Description Of Each IPRD Project

1.	Electronic Funnel/contraband detection

2.	Miniature Optical Sensor - Darpa/Navair

3.	Smart Obstacle Avoidance Sensor Systems - Navy/Special Forces

4.	Chemical Detection Trainers - Army/Marines

5.	NoseCam - Commercial

6.	NailCam - Commercial

7.	Prototypes And Product Development: Navigation

8.	Prototypes And Product Development: Intelligence and Surveillance

9.	Prototypes And Product Development: Explosive/Chemical Detection

10.	Prototypes And Product Development: Intelligent Surveillance Sensors

11.	Prototypes And Product Development: Explosive/Chemical Detection

U.S. Securities and Exchange Commission
May 24, 2006

Fair Value And Projected Costs By Project

Because the nature of many of these IPR&D projects are classified by the Department of Defense, we report on these projects collectively as a mass asset.

COMMENT

Note 6. Stockholders’ Equity (Deficit), page F-20

Series B and C Convertible Preferred Stock, page F-21

46.
You state that your Series B Convertible Preferred Stock has a liquidation preference of $2.175 per share, yet your consolidated balance sheet indicates that the aggregate liquidation preference for all 517,243 shares is $2.5 million. Please provide us with your calculation of the liquidation preference on your Series B Convertible Preferred Stock or revise the filing as appropriate.

RESPONSE

We have revised the disclosure to reflect the correct amount of the liquidation preference.

COMMENT

47.
We note your disclosure that you have agreed to issue additional shares of your common stock to the Investors if the units do not have a market value of $6.525 at the end of one year. Please provide us with your analysis of paragraph 61(1) of SFAS 1.33 as it relates to this convertible preferred stock.

RESPONSE

Paragraph 12 of SFAS 133 outlines three characteristics which an embedded derivative must possess in order for it to be separated from its host contract. According to paragraph 12(a) of SFAS 133, an embedded derivative with economic characteristics and risks “clearly and closely” related to those of the host contract are NOT required to be separated from the host contract. Paragraph 61 of SFAS 133, Appendix A, provides guidance on when the economic characteristics and risks of embedded derivatives are “clearly and closely” related to those of the host contract. Paragraph 61(l) deals specifically with the determination as to whether the economic characteristics and risks of the conversion feature embedded in the convertible preferred stock is “clearly and closely” related to the host contract, or the preferred stock itself. The following is our analysis of this provision as it relates to Technest’s Series B and C convertible preferred stock (the “Preferred Stock”).

U.S. Securities and Exchange Commission
May 24, 2006

Paragraph 61(l) states the following:

Convertible preferred stock. Because the changes in fair value of an equity interest and interest rates on a debt instrument are not clearly and closely related, the terms of the preferred stock (other than the conversion option) must be analyzed to determine whether the preferred stock (and thus the potential host contract) is more akin to an equity instrument or a debt instrument. A typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument.

Therefore, in order to conclude that the economic characteristics and risks of the embedded conversion features of the Preferred Stock are clearly and closely related to those of the host contract, we must conclude that the Preferred stock is “more akin to an equity instrument” than a debt instrument.

Under SFAS 150, there are three types of financial instruments that are more akin to debt and thereby require liability rather than equity classification:

•	Mandatorily redeemable financial instruments
•	Obligations to repurchase the issuer's equity shares by transferring assets
•	Certain obligations to issue a variable number of shares.

In the case of the Preferred Stock, there are no redemption rights, no obligations on the part of Technest to repurchase any portion of the Preferred Stock and the Preferred Stock is convertible into a fixed number of shares of common stock. Therefore, we concluded that the Preferred Stock is appropriately classified as an equity instrument rather than debt.

SEC ASR 268 requires that “Preferred Stock Subject to Mandatory Redemption Requirements or Whose Redemption is Outside the Control of the Issuer” be presented outside equity (as either temporary equity or mezzanine). ASR 268 defines the term as follows:

….any stock which (i) the issuer undertakes to redeem at a fixed or determinable price on the fixed or determinable date or dates, whether by operation of a sinking fund or otherwise; (ii) is redeemable at the option of the holders, or (iii) has conditions for redemption which are not solely within the control of the issuer, such as stocks which must be redeemed out of future earnings.

Since the Preferred Stock is no redeemable at any price on any date, is not redeemable at the option of the holder and does not have redemption conditions that are outside our control, we concluded that the Preferred Stock was also properly classified as equity under ASR 268.

Finally, the Preferred Stock does not have any terms similar to those of debt such as the following:

•	A stated interest or dividend rate,
•	Specific collateral or other security, and
•	Covenants or previously defined events of default.

U.S. Securities and Exchange Commission
May 24, 2006

Based on all of the above factors, we conclude that the Preferred Stock is more akin to equity than debt. Therefore, we conclude that the economic characteristics and risks of the embedded conversion features of the Preferred Stock are clearly and closely related to those of the Preferred Stock, or host contract.

Supplementally, as of October 25, 2005, we no longer had any Units outstanding as all the related shares of Series B preferred stock, which were a part of the Units, had been exchanged for Markland Series D Preferred Stock.

COMMENT

Common Stock Issuances, page F-22

48.
We note that you issued shares as compensation for services provided. You state that you valued these shares at their market value at the date of issuance and recorded the associated expense. Please confirm that the expense recorded was based on the fair value of the services received. Refer to paragraph 8 of SFAS 123.

RESPONSE

Paragraph 8 of SFAS 123 states, “…all transactions in which goods or services are the consideration received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The fair value of goods or services received from suppliers other than employees frequently is reliably measurable and therefore indicates the fair value of the equity instruments issued. The fair value of the equity instruments issued shall be used to measure the transaction if that value is more reliably measurable than the fair value of the consideration received” [emphasis added]. The services provided in connection with these share issuances were general consulting services, the fair value of which we did not consider to be reliably measurable. Since there is a readily determinable market value for our common shares, we considered the fair value of the shares issued to be more reliably measurable than the fair value of the services provided. We have clarified the disclosures related to these transactions to more clearly indicate that the transactions were recorded at fair value which was based on the fair value of the common shares issued which was deemed more reliably measurable than that of the services provided.

U.S. Securities and Exchange Commission
May 24, 2006

COMMENT

Unaudited Quarterly Financial Statements for Technest Holdings, Inc., page F-31

49.	Please revise to update the financial statements in accordance with Item 310(g) of Regulation S-B.

RESPONSE

We have revised our financial statements to include the quarter and the nine months ended March 31, 2006.

COMMENT

Condensed Consolidated Balance Sheet, page F-31

50.
We note the significant balance of cash and cash equivalents. Please revise Note 2 - Summary of Significant Accounting Policies to disclose the nature of this balance and what amounts are included in cash equivalents.

RESPONSE

We have revised our disclosure accordingly.

COMMENT

Note 1. Nature of Operations, page F-36

Business History, page F-36

51.
We note your extended discussion of your two business areas throughout your business section beginning on page 34. Those discussions appear to indicate that the Remote Sensor Systems (EOIR) and Imaging and Surveillance (Genex) businesses would represent operating segments. In the absence of disclosure that you operate in more than one business segment, please address the following:

•
Tell us how you evaluated each of these business areas to determine whether they met the criteria for an operating segment outlined in paragraph 10 of SFAS 131. Discuss the factors that support your conclusion.

•
To the extent that you are aggregating operating segments, please explain to us how they met the aggregation criteria outlined in paragraph 17 of SFAS 131. Please describe the similar economic characteristics that they each exhibit and address how they met each of the additional five criteria outlined in that paragraph.

U.S. Securities and Exchange Commission
May 24, 2006

RESPONSE

Paragraph 10 of SFAS 131 defines an operating segment as “a component of an enterprise:

a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),
b. Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
c. For which discrete financial information is available.”

In our business, discrete financial information is available and regularly reviewed my management only at the subsidiary level. Therefore, although we provide services in a number of different major technological areas across our subsidiaries, there is no discrete financial information available for these service areas. As a result, we have identified two operating segments in our business which correspond to our two operating subsidiaries.

Paragraph 17 of SFAS 131 defines the circumstances under which a company may aggregate two or more operating segments as follows:

“Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a. The nature of the products and services
b. The nature of the production processes
c. The type or class of customer for their products and services
d. The methods used to distribute their products or provide their services
e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

We considered the following factors in determining that our operating segments should be aggregated:

1.
The nature of the products and services of both the business segments is to provide services to the US government and develop technologies focused on protecting the United States’ borders, military personnel and infrastructure assets. Substantially all of our services are provided under government contracts on a time and materials basis which leverage the very specific skill sets of our employees.

U.S. Securities and Exchange Commission
May 24, 2006

2.
The nature of the process of production of these services is similar because substantially all of them are personal services provided at the customer site by our personnel. All products or services are provided in accordance with the terms of formal contracts or awards which detail the nature, scope and extent of our work.

3.
The customer for the products and services of our business segments is the same - the United States government and primarily the Department of Homeland Defense, the Department of Defense and US intelligence agencies.

4.	The products and services of our segments are provided directly by us to our customers. Customer orders for both segments are obtained through a formal contract bidding and award process.
5.
Both our segments are regulated by the US government including contract procurement rules, contract monitoring and oversight, cost and overhead rate review and approval and final contract cost auditing by the DCAA. In addition, both segments are subject to regulations related to classified data and technology.

Based on these considerations, we concluded that our two operating segments meet the aggregation criteria. We have revised our disclosure to more clearly indicate our operating segments and the factors leading to their aggregation.

COMMENT

Note 2. Summary of Significant Accounting Policies, page F-37

Revenue Recognition, page F-39

52.
Revise to quantify the amount of revenue earned under teaming agreements with other organizations. Please also expand your revenue recognition policy disclosure to discuss the facts and circumstances that support your recognition of these revenues on the gross basis. Refer to EITF 99-19.

RESPONSE

We have expanded our revenue recognition policy accordingly.

COMMENT

Stock-Based Compensation, page F-41

53.	Please revise your discussion here or in Note 7 to disclose the assumptions used during the year to estimate the fair values of options. Refer to paragraph 47(d) of SFAS 1.23.

U.S. Securities and Exchange Commission
May 24, 2006

RESPONSE

We have revised our disclosure accordingly.

COMMENT

Note 4. Definite-lived Intangible Assets, page F-43

54.
We note that as a result of the EOIR transaction, your definite lived intangible assets balance has increased significantly. Please revise this note to identify each separate; intangible asset held by EOIR and to disclose the estimated useful life of each separate intangible asset. If the assets relate to specific customers or contracts, please also provide disclosure to support the useful lives being used. For example, we note that your contract with the United States Army Night Vision and Electronic Sensors is over a five year period of performance. If the useful life of the intangible asset exceeds this five year period, provide appropriate disclosures to support the useful life bring used.

RESPONSE

We have revised our disclosure accordingly.

COMMENT

Pro Forma Condensed Consolidated Statement of Operations for the year ended June 30, 2005

55.
We note that you present a column for Genex Technologies, Inc. It appears that this column represents the activity for Genex for the period from July 1, 2004 through February 14, 2005 (date of acquisition). Please revise the column heading to specifically identify the stub period being presented in this column.

RESPONSE

In response to your Comment and subsequent Staff discussions, we have revised our pro forma condensed consolidated statements of operations to present periods that are consistent with Technest’s fiscal periods. Therefore, we are now presenting pro forma condensed consolidated statements of operations for the six months ended June 30, 2005 and the year ended December 31, 2004. For the pro forma condensed consolidated statements of operations for the six months ended June 30, 2005, we have revised the column heading for Genex to clearly indicate that is represents Genex from January 1, 2005 to February 14, 2005.

U.S. Securities and Exchange Commission
May 24, 2006

COMMENT

56.
We note the transactions reflected in these pro forma financial statements had significant effects on your outstanding shares. Please revise to show the historical shares outstanding for Technest Holdings, Inc. and the adjustments to the shares outstanding. Include a footnote which clearly describes the adjustments to the weighted average shares outstanding.

RESPONSE

We have revised the disclosures accordingly.

COMMENT

Note 3. Pro Forma Presentation and Adjustments, page F-69

57.
We do not see where you have included any pro forma adjustments to show the amortization of the intangible assets acquired in the acquisition of Genex Technologies, Inc. Please revise to include pro forma adjustments for this acquisition, or tell us why you do not believe this JS required.

RESPONSE

We have revised the proforma adjustments accordingly.

COMMENT

58.
Please revise the description of the pro forma adjustments to discuss each adjustment in greater detail. The notes to the unaudited pro forma financial statements should clearly explain the assumptions involved. For example, we note adjustments (1) and (2) represent the elimination transactions between EOIR and Genex. Your note should describe the nature of the transactions between the parties and provide support for the amounts.

RESPONSE

We have revised the description of the proforma adjustments accordingly.

COMMENT

Part II

Item 28. Undertakings

59.	Please include the undertaking set forth in Item 512(a) of Regulation S-B, as revised by Release 33-8591.

U.S. Securities and Exchange Commission
May 24, 2006

RESPONSE

We have included the necessary undertakings.

COMMENT

Form 10-KSB for the Fiscal Year Ended June 30. 2005

Item 8a. Controls and Procedures, page 17

60.	Given your disclosure in the second paragraph of this section, please explain in greater detail how management was able to conclude that your disclosure controls and procedures are effective.

RESPONSE

In the course of management's ongoing evaluation of our controls and procedures, management has concluded that, due to the limited amount of resources available for general administrative and financial matters prior to the Genex transaction, Technest in some cases had not been able to promptly accumulate and process all of our data and reports on a timely basis. There matters were limited to the timeliness, not the quality or appropriateness, of the information recorded, processed, summarized and reported by us. This situation was mitigated by significant involvement and oversight by senior management. Management believes that at this time, in light of existing newly engaged staff, including additional administrative personnel provided by Markland, and newly implemented controls, the risks associated with limited staff resources have been mitigated. However, management will periodically re-evaluate the situation and, as necessary, put in place additional staff and internal controls.

We look forward to further discussions with you on these issues. Please contact me at (540) 207-3057 or David Broadwin of Foley Hoag at (617) 832-1259.

Regards,

/s/ Suzette R. O’Connor

cc:	Joseph Mackin
Gino Pereira
Scott Goodwin
David Broadwin, Esq.
Daniel Clevenger, Esq.